Free Writing Prospectus Filed Pursuant to Rule 433
To Prospectus dated May 14, 2012 and
Preliminary Prospectus Supplement Dated May 14, 2012
Registration No. 333-181377

$1,450,000,000

Kellogg Company

$350,000,000 1.125% Notes due 2015

$400,000,000 1.750% Notes due 2017

$700,000,000 3.125% Notes due 2022

Pricing Term Sheet

May 14, 2012

Issuer:	Kellogg Company

Trade Date:	May 14, 2012

Settlement Date:	May 17, 2012 (T+3)

Ratings:*	Moody’s — Baa1 (Negative Outlook) S&P — BBB+ (Negative Outlook) Fitch — BBB+ (Negative Outlook)

Special Optional Redemption:	The issuer may redeem each or any of the 2015 notes, the 2017 notes or the 2022 notes, in whole but not in part, if the acquisition of the Pringles® business is not consummated on or before December 31, 2012 or the related Acquisition Agreement is terminated at any time on or before such date, at 101% of the aggregate principal amount of the notes being redeemed

Joint Book-Running Managers:	Barclays Capital Inc. J.P. Morgan Securities LLC Wells Fargo Securities, LLC Citigroup Global Markets Inc. U.S. Bancorp Investments, Inc.

Co-Managers:	Rabo Securities USA, Inc. Deutsche Bank Securities Inc. Mitsubishi UFJ Securities (USA), Inc. Goldman, Sachs & Co. Mizuho Securities USA Inc. SunTrust Robinson Humphrey, Inc.

Title of Securities:	2015 Notes	2017 Notes	2022 Notes
Principal Amount:	$350,000,000	$400,000,000	$700,000,000

Maturity Date:	May 15, 2015	May 17, 2017	May 17, 2022

Coupon (Interest Rate):	1.125%	1.750%	3.125%

Yield to Maturity:	1.165%	1.864%	3.224%

Spread to Benchmark Treasury:	80 bps	115 bps	145 bps

Benchmark Treasury:	UST 0.250% due May 15, 2015	UST 0.875% due April 30, 2017	UST 1.750% due May 15, 2022

Benchmark Treasury Price and Yield:	99-21; 0.365%	100-25; 0.714%	99-25; 1.774%

Interest Payment Dates:	May 15th and November 15th, beginning November 15th, 2012	May 17th and November 17th, beginning November 17, 2012	May 17th and November 17th, beginning November 17, 2012

Make-Whole Call:	At any time at a discount rate of Treasury Rate plus 15 basis points	At any time at a discount rate of Treasury Rate plus 20 basis points	At any time at a discount rate of Treasury Rate plus 25 basis points

Price to Public:	99.883%	99.458%	99.159%

CUSIP:	487836 BG2	487836 BH0	487836 BJ6

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll-free at 1-888-603-5847, J.P. Morgan Securities LLC collect at 1-212-834-4533 or Wells Fargo Securities, LLC toll-free at 1-800-326-5897.

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